Exhibit 99.1

News Release For immediate release Calgary, Alberta February 9, 2010 TSX: OPC

OPTI Canada Announces Year End 2009 Results

OPTI Canada Inc. (OPTI) announced today the Company’s financial and operating results for the year ended December 31, 2009.

“Significant operational milestones were achieved at the Long Lake Project in 2009.  All Upgrader units have successfully operated, demonstrating that our technology works, and our on stream factor has improved considerably.  The gasifier is working as designed, providing a low-cost fuel source that reduces our reliance on natural gas.   We have made and sold our premium finished product, PSC™, which has received pricing equal to or above other synthetic crude oils.  As the Project ramps up to full production, we expect that we will have a substantial operating cost and netback advantage.

“In our SAGD operation, we are encouraged by the improved quantity and reliability of steam generation after the turnaround in the third quarter.  Recent steam rates have been the highest since the project commenced operation. With the number of wells on circulation and on SAGD at all-time highs, and several wells recently turned over to production, the focus of operations is now on optimizing reservoir performance and maximizing bitumen production.  We continue to expect a significant ramp-up through 2010.

“In the fourth quarter of 2009 we also completed several transactions that strengthened our financial position.  We believe that we now have significant liquidity to support Long Lake ramp-up and to complete our previously announced review of strategic alternatives to enhance shareholder value,” said Chris Slubicki, President and Chief Executive Officer of OPTI.

FINANCIAL HIGHLIGHTS

	Years ended December 31
In millions	2009	2008		2007
Net earnings (loss)	$(306)	$(477	) (1)	$151
Working capital (deficiency)	168	(25)		271
Total oil sands expenditures (2)	148	706		961
Shareholders’ equity	$1,311	$1,471		$1,951
Common shares outstanding (basic) (3)	282	196		195.4

Notes:
(1)	Includes $369 million pre-tax asset impairment provision related to working interest sale to Nexen.
(2)	Capital expenditures related to Phase 1 and future phase development. Capitalized interest, hedging gains/losses and non-cash additions or charges are excluded.
(3)	Common shares outstanding at December 31, 2009 after giving effect to the exercise of stock options would be approximately 287 million common shares.

PROJECT STATUS
Operations at the Long Lake Project (the Project) in the fourth quarter of 2009 focused on ramping up the water treatment and steam generation facilities after the completion of a successful turnaround in the previous quarter.   With improved water treatment, steam injection rose to an average of approximately 92,000 bbl/d for the months of November and December. Recent steam injection is approximately 105,000 bbl/d.  The Project has been generating steam on a consistent basis since late October.  We currently have 75 wells receiving steam with 57 wells producing.

With the reservoir in the early stages of warm-up post-turnaround, average bitumen production for the fourth quarter was approximately 13,600 bbl/d with an average of 15,800 bbl/d (5,530 bbl/d net to OPTI) for the months of November and December.  Recent bitumen production is approximately 18,000 bbl/d (6,300 bbl/d net to OPTI).

The all-in steam to oil (SOR) is currently approximately 6.0 including steam to wells that are in the steam circulation stage and not yet producing bitumen. The SOR ratio of the producing wells was approximately 5.0 in November and December. This SOR is expected to be higher at the current stage of bitumen ramp-up than our long term estimate of 3.0. A number of our wells have recently been converted to production status from circulation status which would be expected to result in an initially higher SOR.  We expect SOR to decline during 2010 assuming we are able to maintain our recent reliability in delivering steam to wells.

Upgrader on-stream time has increased significantly, averaging 79% in November and December after a late October start up.  Improved reliability allowed the Project to process over 90% of produced and purchased bitumen after the Upgrader start up in the fourth quarter.  During the SAGD ramp-up period, we expect to purchase approximately 10,000 bbl/d of externally sourced bitumen.

The solvent deasphalter and thermal cracking units are now in operation, allowing the Upgrader to transition from gasifying vacuum residue to gasifying asphaltenes.  As a result, Premium Sweet Crude (PSCTM) yields have increased to approximately 70%.  Yields are expected to increase to the design rate of 80% as the Project reaches higher bitumen volumes.

FUTURE PHASES
In 2010, OPTI will invest approximately $23 million in advancing Phase 2 engineering and detailed execution plans, with $5 million budgeted for development of Phases 3 through 6. OPTI and its joint venture partner, Nexen, have agreed to defer the sanctioning of Phase 2 to late 2011 in order to gain additional Phase 1 operating experience prior to construction of future phases, as well as to obtain greater clarity on carbon dioxide regulations.

STRATEGIC ALTERNATIVES REVIEW
In November 2009, OPTI announced that its Board of Directors has initiated a process to explore strategic alternatives for enhancing shareholder value. The improving economic environment, recent operational improvements, strengthening merger and acquisition valuations for oil sands assets and the future potential of OPTI's assets support OPTI's current strategy.  Strategic alternatives may include capital market opportunities, restructuring the current credit facility, asset divestitures, and/or a corporate sale, merger or other business combination. The ultimate objective of carrying out this review is to determine which alternative(s) might result in superior value for shareholders.

ENHANCED LIQUIDITY
On November 20, 2009, we announced the completion of the issuance of US$425 million face value of 9.0% Notes (US$425 million First Lien Notes) due December 15, 2012 at a price of 97.0%, resulting in a yield to maturity of approximately 10.2%.  The purpose of the offering was to establish sufficient liquidity through the ramp-up period of the Long Lake Project and flexibility for the Company to proceed with its review of strategic alternatives.

RESERVES AND RESOURCES
OPTI has a significant presence in the Athabasca oil sands, with a 35 percent interest in over 406 sections of land primarily on three leases:  Long Lake (which includes Long Lake Phase 1 and Kinosis), Leismer and Cottonwood.  We believe our existing lands will support approximately 360,000 bbl/d of PSCTM production (126,000 bbl/d net to OPTI) from six phases including Long Lake Phase 1. Based on reserve and resource estimates, we believe there is potential for three phases at Long Lake, two phases at Leismer and one at Cottonwood. With a limited delineation program in the 2008/2009 winter drilling season, estimates of total reserve and resource volumes for 2009 did not change significantly from 2008.

Reserves
McDaniel & Associates (McDaniel), our independent reserves and resources evaluator, has prepared a report evaluating the bitumen reserves and synthetic oil reserves of the Long Lake leases effective December 31, 2009.

McDaniel categorizes their estimates as proved, probable and possible reserves over various parts of the Long Lake Leases.  Proved, probable and possible reserves are booked over the Phase 1 area (noted as “Long Lake”), and probable and possible reserves are booked over the Phase 2 and 3 areas (noted as “Kinosis”).

The recognition of reserves in the Kinosis area is largely due to the level of delineation of the leases, the regulatory approval for up to 140,000 bbl/d of bitumen production from Kinosis and the advanced stage of the Phase 2 development.  The evaluation of the reserves in the Kinosis area includes only the 72,000 bbl/d Phase 2 development, as Phase 3 will occur subsequent to Phase 2.  It is expected that upon Phase 2 receiving formal sanctioning by OPTI and our partner, some of the probable reserves would be categorized as proved; it is also expected that as Phase 3 advances and becomes more certain, that the full 140,000 bbl/d development will be considered in the estimation of reserves.

The McDaniel evaluation of our reserves recognizes the impact of upgrading on the resources. Most of the raw bitumen will be upgraded and sold as PSC™ and butane, and is shown as synthetic crude oil or butane reserves. Bitumen was sold prior to Upgrader start-up, is planned to be sold during periods of Upgrader downtime, and is shown as bitumen reserves.

The following table shows OPTI’s 35 percent working interest, before royalties, in the raw bitumen reserves and the corresponding sales volumes at December 31, 2009.

Summary of Reserve Volumes
As at December 31, 2009
(volumes in millions of barrels)
	Raw Bitumen	Sales Volumes
		PSC™	Bitumen	Butane
Proven (1)	194	149	8	3
Proven plus probable (2)	711	553	34	8
Proven plus probable plus possible (3)	780	608	35	9

Notes to reserve table:
(1) Proven reserves are those reserves that can be estimated with a high degree of certainty to be recoverable.  It is likely that the actual remaining quantities recovered will exceed the estimated proven reserves.

(2) Probable reserves are those additional reserves that are less certain to be recovered than proven reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proven plus probable reserves.

(3) Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10 percent probability that the remaining quantities actually recovered will be greater than the sum of proven plus probable plus possible reserves.

Resources
In addition to the proved, probable and possible reserves, there are contingent resources associated with the Long Lake leases.  The reserve estimates limit the life of the project to 50 years, so any recoverable volume that remains beyond this time is categorized as a contingent resource.  In addition, some areas of the lease with a lower density of delineation has volumes that are categorized as contingent resources.

There are bitumen resources estimated for both the Leismer and Cottonwood leases, some of which are categorized as contingent resources and some are categorized as prospective resources. A summary of the resource estimates as at December 31, 2009, on a 35 percent working interest, before royalties, is shown below:

Summary of Resource Volumes
As at December 31, 2009
(volumes in millions of barrels)
	Raw Bitumen (1)
	Contingent Resources (2)	Prospective Resources (3)
Long Lake (4)	153	-
Kinosis (4)	167	-
Leismer (4)	591	-
Cottonwood (5)	203	314
Total	1,114	314
Notes to resource table:
(1)	These estimates represent the "best estimate" of our resources, are not classified or recognized as reserves, and are in addition to our disclosed reserve volumes.
(2)
Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political, and regulatory matters, or a lack of markets. It is also appropriate to classify as Contingent Resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage. There is no certainty that it will be commercially viable to produce any portion of the Contingent Resources.

(3)
Prospective Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective Resources have both an associated chance of discovery and a chance of development. There is no certainty that any portion of the Prospective Resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources.

(4)
The resource estimates for Long Lake, Kinosis and Leismer are categorized as Contingent Resources. These volumes are classified as resources rather than reserves primarily due to less delineation and the absence of regulatory approvals, detailed design estimates and near-term development plans.

(5)
The resource estimate for Cottonwood is categorized as both Contingent and Prospective Resources. These Contingent Resource volumes are classified as resources rather than reserves primarily due to less delineation; the absence of regulatory approvals, detailed design estimates and near-term development plans; and less certainty of the economic viability of their recovery. In addition to those factors that result in Contingent Resources being classified as such, Prospective Resources are classified as such due to the absence of proximate delineation drilling.

NETBACKS
We have provided below an update to our estimated netback for Phase 1 of the Project that was last updated in our third quarter MD&A filed on SEDAR on October 27, 2009. The netback calculation at each West Texas

Intermediate (WTI) price has been updated for a lower natural gas prices, a stronger Canadian dollar relative to the U.S. dollar, a lower heavy/light crude oil price differential and lower electricity sale prices.  Management approved this netback calculation on February 1, 2010.

This financial outlook is intended to provide investors with a measure of the ability of our Project to generate netbacks assuming full production capacity. We believe that the ability of the Project to generate cash to fund interest payments and invest in capital expenditures is a key advantage of our Project and important to our investors. We believe the netback measure is the most appropriate financial gauge to demonstrate this ability as corporate costs (other than corporate G&A expenses), interest, and other non-cash items are excluded from the calculation. The financial outlook may not be suitable for other purposes. We expect netbacks generated by our Project to be lower than shown in this outlook in the initial years following start-up due to the lower production volumes during ramp-up and an initially higher SOR. The netback calculation as presented is a non-GAAP financial measure. The closest GAAP financial measure to the netback calculation is cash flow from operations. However, cash flow from operations includes many other corporate items that affect cash and are independent of the operations of the Project.

The actual netbacks achieved by the Project could differ materially from these estimates. The material risk factors that we have identified toward achieving these netbacks are outlined under "Forward Looking Information" in our AIF.  In particular, the SAGD and Long Lake Upgrader facilities may not operate as planned; the operating costs of the Project may vary considerably during the operating period; our results of operations will depend upon the prevailing prices of oil and natural gas which can fluctuate substantially; we will be subject to foreign currency exchange fluctuation exposure; and our netback will be directly affected by the applicable royalty regime relating to our business.  The key assumptions relating to the netback estimate are set out in the notes beneath the table.

Estimated Future Project Pre-Payout Netbacks(1)

	WTI - US$60(2)	WTI - US$75(3)	WTI - US$90(4)
	$/bbl	$/bbl	$/bbl
Revenue(1)	$69.43	$82.27	$93.75
Royalties and Corporate G&A	(2.86)	(4.10)	(5.65)
Operating costs(5)
Natural gas(6)	(2.67)	(3.15)	(3.58)
Other variable(7)	(2.00)	(2.00)	(2.00)
Fixed	(15.46)	(15.46)	(15.46)
Property taxes and insurance(8)	(2.81)	(2.81)	(2.81)
Total operating costs	(22.94)	(23.42)	(23.85)
Netback(9)	$43.63	$54.75	$64.25

Notes:
(1)
The per barrel amounts are based on the expected yield for the Project of 57,700 bbl/d of PSC™ and 800 bbl/d of butane, and assume that the Upgrader will have an on-stream factor of 96 percent. These numbers are cash costs only and do not reflect non-cash charges.  See "Note Regarding Forward-Looking Statements".

(2)
For purposes of this calculation, with regard to the WTI price scenario of US$60, we have assumed natural gas costs of US$5.00/mcf, foreign exchange rates of $1.00 = US$0.85, heavy/light crude oil price differentials of 30 percent of WTI and electricity sales prices of $70.40 per MegaWatt hour (MWh). Revenue includes sale of PSC™, bitumen, butane and electricity.

(3)
For purposes of this calculation, with regard to the WTI price scenario of US$75, we have assumed natural gas costs of US$6.25/mcf, foreign exchange rates of $1.00 = US$0.90, heavy/light crude oil price differentials of 27 percent of WTI and electricity sales prices of $83.12 per MWh. Revenue includes sale of PSC™, bitumen, butane and electricity.

(4)
For purposes of this calculation, with regard to the WTI price scenario of US$90, we have assumed natural gas costs of US$7.50/mcf, foreign exchange rates of $1.00 = US$0.95, heavy/light crude oil price differentials of 24 percent of WTI and electricity sales prices of $94.49 per MWh. Revenue includes sale of PSC™, bitumen, butane and electricity.

(5)	Costs are in 2009 dollars.
(6)	Natural gas costs are based on our long-term estimate for a SOR of 3.0.
(7)	Includes approximately $1.00/bbl for greenhouse gas mitigation costs based on an approximate average 20 percent reduction of CO2 emissions at a cost of $20 per tonne of CO2.
(8)	Property taxes are based on expected mill rates for 2009.
(9)	Figures shown above may not sum due to the effects of rounding.

We estimate sustaining capital costs required to maintain production at design rates of capacity to be approximately $8.00 to $9.00 per barrel of PSC™, assuming full design rate production and long-term on-stream expectations.  The netbacks as shown are prior to abandonment and reclamation costs.  We do not include any of the foregoing costs in our netback estimates due to the long-term nature of our assets.

Based on US$60WTI and the other assumptions set out in the notes above, we expect our operating costs at full production plus royalties and corporate G&A expenses to be $25.79 per barrel of products sold.  Using a foreign exchange rate of CDN$1.00 = US$0.85, the annual interest on our Senior Notes is approximately $30.00 per barrel of products sold. Based on this, at full production volumes, our revenue will exceed our estimated operating costs, royalties, corporate G&A expenses and interest on our Senior Notes (as defined below) at approximately $56.00 per barrel (US$48.00 per barrel) of products sold.

RESULTS OF OPERATIONS

	Years ended December 31
$ millions, except per share amounts	2009	2008	2007
Revenue, net of royalties	$143	$198	$-
Expenses
Operating expense	146	84	-
Diluent and feedstock purchases	102	164	-
Transportation	13	8	-
Net field operating margin (loss)	(118)	(58)	-
Corporate expenses
Interest, net	150	33	(13)
General and administrative	17	18	14
Financing charges	22	1	12
Realized gain on hedging instruments	(40)	(116)	-
Earnings (loss) before non-cash items	(267)	6	(13)
Non-cash items
Foreign exchange translation loss (gain)	(294)	373	(235)
Net unrealized loss (gain) on hedging instruments	234	(160)	61
Depletion, depreciation and accretion	26	17	2
Impairment related to asset sale	-	369	-
Loss on disposal of assets	1	-	-
Future tax expense (recovery)	72	(116)	8
Net earnings (loss)	$(306)	$(477)	$151
Earnings (loss) per share, basic and diluted	$(1.28)	$(2.43)	$0.77

Operational Overview
The results of operations for the year ended December 31, 2009 include SAGD results for the entire year, as well as Upgrader results from April 1, 2009, the date we determined the Upgrader to be ready for its intended use for accounting purposes.  The results for the year ended December 31, 2008 include SAGD results from July 1, 2008, the date we determined the SAGD facility to be ready for its intended use.

Results related to the Long Lake Project from 2008 are at a working interest share of 50%, whereas 2009 results are at a 35% working interest share due to the sale of 15% of our working interest to Nexen, effective January 1, 2009.  This means that analysis of all financial results associated with joint venture activities should consider that the lower working interest will reduce the amount reported by OPTI related to these activities in 2009 as compared with 2008.

We define our net field operating margin as revenue related to petroleum products (net of royalties) and power sales minus operating expenses, diluent and feedstock purchases and transportation costs.  See “Non-GAAP Financial Measures”.  This net field operating margin was a loss of $118 million for the year ended December 31, 2009 as compared with a loss of $58 million in the preceding year.    The net field operating loss was affected by 2009 results including a full year of SAGD operations and nine months of Upgrader operations whereas 2008 includes only SAGD results from July 1, 2008 onward.  The increase is partially offset by the decrease in working interest from 50% in 2008 to 35% in 2009.  We had a net field operating loss in both years due to relatively low bitumen production in addition to a relatively low on-stream factor for the Upgrader in 2009.  Revenue in 2008 was a combination of Premium Synthetic Heavy (PSH) and power sales. Revenue in 2009 was a combination of PSCTM, PSH and power sales.

On-stream factor is a measure of the period of time that the Upgrader is producing PSC™ and it is calculated as the percentage of hours the Hydrocracker Unit in the Upgrader is in operation.  The Upgrader on-stream factor from April 1, 2009 to December 31, 2009 was 39% (2008 – nil).  When the Upgrader is not in operation, results are adversely affected by the requirement to purchase diluent, which is blended with bitumen to produce PSH.  PSH revenue per barrel is lower than PSC™  revenue per barrel.  The majority of SAGD and Upgrader operating costs are fixed, so we expect that rising SAGD volumes and an increasing Upgrader on-stream factor will lead to improvements in our net field operating margin.  This expected improvement would result from higher PSC™ sales and lower diluent costs.

During the fourth quarter of 2009, our net field operating loss improved from $38 million in the third quarter to $21 million.  The on-stream factor increased from 15% to 56% which resulted in a significant increase in PSC™ sales.  Our share of PSC™ sales in the fourth quarter increased to 3,000 bbl/day compared to 800 bbl/day in the third quarter while our share of PSH sales decreased to 3,300 bbl/day from 5,600 bbl/day in the third quarter.  Our operating costs decreased to $35 million in the fourth quarter from $44 million in the third quarter.  Third quarter costs included maintenance work as part of the turnaround in the third quarter.  In addition, fourth quarter diluent and feedstock purchases also decreased due to the higher on stream factor.

Revenue

For the year ended December 31, 2009, we earned revenue net of royalties of $144 million, compared to $198 million in 2008.  During 2009 our share of PSC™ sales averaged

1,800 bbl/day (2008: nil bbl/day) at an average price of approximately $73/bbl (2008: $nil/bbl), while our share of PSH averaged 5,300 bbl/day (2008: 15,450 bbl/day) at an average price of approximately $54/bbl (2008: $66/bbl).  Bitumen production in 2009 averaged 4,400 bbl/day compared to 4,100 bbl/day in 2008.  Our total revenue, net of royalties, diluent and feedstock increased to $41 million in 2009 compared to $34 million in 2008 due to higher PSC™ sales in 2009 and lower PSH sales from bitumen blended with diluent.  The revenue increase would be higher however it was offset by the change in OPTI’s working interest from 50% in 2008 to 35% in 2009.

During 2009 we received pricing for PSCTM in line with or better than other synthetic crude oils.  Due to the premium characteristics of our PSCTM, we expect to increase the premium we receive relative to other synthetic crude oils as production, and therefore the availability of marketed PSCTM, increases.

For the year ended December 31, 2009, we had power sales of $5 million representing approximately 102,800 megawatt hours (MWh) of electricity sold at an average price of approximately $49/MWh compared to power sales of $11 million in 2008 which represented 141,800 MWh.  The decrease in power sales was a result of lower excess electricity available due to a higher Upgrader on-stream factor and lower market prices for electricity. The decrease would be lower, however it was offset by the change in OPTI’s working interest from 50% in 2008 to 35% in 2009.

Expenses
* Operating expenses
For the year ended December 31, 2009 and 2008, operating expenses were primarily comprised of natural gas, maintenance, labour, operating materials and services.

For the year ended December 31, 2009, operating expenses were $146 million compared to $84 million in 2008.    Operating expenses in 2009 are higher as they include SAGD results for the entire period, as well as Upgrader results from April 1, 2009, whereas operating expenses in 2008 only include SAGD results from July 1, 2008.  There were no Upgrader operating expenses in 2008 since these costs were capitalized as the Upgrader was not considered to be ready for its intended use.  In addition, in 2009 we performed maintenance work as part of a turnaround in September which increased operating expenses.  The increase would be higher however it was offset by the change in OPTI’s working interest from 50% in 2008 to 35% in 2009.

* Diluent and feedstock purchases
For the year ended December 31, 2009, diluent and feedstock purchases were $102 million compared to $164 million in 2008.  In 2009 we purchased approximately 2,400 bbl/day of diluent at an average price of $67/bbl, compared to 2008 purchases of 8,400 bbl/day at an average price of $96/bbl.  The 2008 purchases are attributable to the last six months of 2008.  Diluent purchases decreased in 2009 compared to 2008 due the Upgrader startup in 2009.  The decrease was offset by diluent and feedstock purchases in 2009 that include purchases for the entire period, whereas diluent and feedstock purchases in 2008 only include purchases from July 1, 2008.  A portion of the decrease was due to the change in OPTI’s working interest from 50% in 2008 to 35% in 2009.

In 2009 and 2008, we purchased approximately 2,000 bbl/day of third party bitumen.  The 2008 purchases are attributable to the last six months of 2008, as feedstock purchases prior to July 1, 2008 were capitalized.

* Transportation
For the year ended December 31, 2009, transportation expenses were $13 million compared to $8 million in 2008.  Transportation expenses were primarily related to pipeline costs associated with PSCTM and PSH sales.  The increase in transportation expenses in 2009 was a result of expenses for the entire period, whereas transportation expenses in 2008 are only included from July 1, 2008.  The increase would be higher however it was offset by the change in OPTI’s working interest from 50% in 2008 to 35% in 2009.

Corporate expenses
* Net interest expense
For the year ended December 31, 2009, net interest expense was $150 million compared to $33 million in 2008.  Net interest expense increased primarily due to interest costs in 2009 including interest related to the SAGD facilities for the entire period as well as interest costs related to the Upgrader from April 1, 2009, whereas interest expenses in 2008 only included interest related to the SAGD facilities from July 1, 2008.  The increase was offset by lower average amounts owing on the revolving credit facility and lower Canadian interest costs on our U.S. dollar-denominated debt due to stronger Canadian dollar in 2009 compared to 2008.

* General and Administrative (G&A)
For the year ended December 31, 2009, G&A expense was $17 million, compared to $18 million in 2008.  G&A expenses were lower in 2009 due to our reduced head office costs since we are no longer the operator of the Upgrader. This was offset by one-time transition costs in the second quarter related to the re-organization of OPTI after the asset sale to Nexen.   Included in G&A expense is stock-based compensation expense of $1 million (2008: $2 million).

* Financing charges
For the year ended December 31, 2009, financing charges were $22 million compared to $1 million in 2008.  Financing charges in 2009 are due to the amendments to our revolving credit facility and issuance of the US$425 million First Lien Notes, while financing charges in 2008 related to the establishment of a $150 million revolving credit facility.

* Net realized gain on commodity hedging instruments

For the year ended December 31, 2009, net realized gain on hedging instruments was $40 million compared to a gain of $116 million in 2008.  The gains in 2009 are related to our US$80/bbl crude oil puts and our US$77/bbl crude oil swaps.  The gain in 2008 was related to gains on foreign exchange hedges.

Non-cash items
* Foreign exchange gain or loss
For the year ended December 31, 2009, foreign exchange translation was a $294 million gain compared to a $373 million loss in 2008.   The gain or loss is comprised of the re-measurement of our U.S. dollar-denominated long-term debt and cash. During 2009 the Canadian dollar strengthened from CDN$1.22:US$1.00 to CDN$1.05:US$1.00, resulting in a foreign exchange translation gain in the year.  In 2008, the Canadian dollar weakened from CDN$0.99:US$1.00 to CDN$1.22:US$1.00, resulting in a foreign exchange loss.  These gains and losses are unrealized.

* Net unrealized gain or loss on hedging instruments
For the year ended December 31, 2009, net unrealized loss on hedging instruments was $234 million, compared to a $160 million gain in 2008.  The net unrealized loss in 2009 is comprised of a $146 million unrealized loss on our foreign exchange hedges due to the strengthening of the Canadian dollar from CDN$1.22:US$1.00 to CDN$1.05:US$1.00 and a $88 million unrealized loss on our commodity hedges as the future price of WTI increased from approximately US$41/bbl at the beginning of the year to approximately US$79/bbl at year-end.  The gain in 2008 was due to a $93 million increase in the fair value of our foreign exchange hedges due to a weakening Canadian dollar and a $67 million increase in the fair value of our commodity hedges as the future price for WTI decreased in 2008.

* Depletion, depreciation and amortization
For the year ended December 31, 2009, depletion, depreciation and amortization (DD&A) was $26 million, compared to $17 million in 2008.  The DD&A in 2009 is based on a full year of SAGD operations and nine months of the Upgrader from April 1, 2009.  In 2008, DD&A only related to the depletion and depreciation of the SAGD facilities starting July 1, 2008.

* Impairment Related to Asset Sale
On January 27, 2009, OPTI announced that we had completed the sale of a 15 percent working interest in our joint venture assets to our partner Nexen for $735 million. Effective January 1, 2009, OPTI has a 35 percent working interest in all joint venture assets, including Phase 1 of the Project, all future phase reserves and resources, and future phases of development.

To evaluate impairment as of December 31, 2008, assets were grouped into categories of depreciable assets, resource assets and unproved properties based on the nature of the asset. Each asset type was assessed individually for impairment.

We allocated the sales proceeds to each asset type based on an estimate of fair value. The sales proceeds of $721 million, net of transaction costs, allocated to depreciable assets were lower than the book value of the asset; as a result, impairment before taxes of $369 million was recorded in 2008. The sales proceeds allocated to resource assets did not alter the depletion rate by greater than 20 percent and, as a result, no gain or loss was recorded. The sales proceeds for resource assets were recorded as a reduction to book value in 2009. The sales proceeds for unproved properties were recorded as a reduction to book value as of completion of the sale in 2009. All of the Company’s remaining assets were subject to a ceiling test and cost recovery test which concluded no further impairment existed. The ceiling test and cost recovery is described in Note 2 of the financial statements.

* Loss on disposal of assets
For the year ended December 31, 2009, loss on disposal of assets was $1 million compared to $nil million in 2008.  The loss on disposal of assets in 2009 was primarily for costs incurred during the first quarter related to the asset sale to Nexen and information technology write-offs in the second quarter.  There were no asset disposals in the corresponding period in 2008.

* Future tax expense (recovery)
For the year ended December 31, 2009, future tax expense was $72 million, compared to $116 million recovery in 2008. In 2008, the future tax recovery was the result of recognizing the future tax benefit derived from losses before tax offset by the impact of future tax rate changes.   For 2009, based on the recurrence of net field operating losses, we determined we do not meet the “more likely than not” criteria required for recognition of future tax assets and have therefore recognized a valuation allowance of $149 million against our future tax assets. We will assess the need for this valuation allowance at each reporting period.

CAPITAL EXPENDITURES
The table below identifies expenditures incurred by us in relation to the Project, other oil sands activities and other capital expenditures.

$ millions	2009	2008	2007
Long Lake Project – Phase 1
Upgrader & SAGD	$20	$480	$811
Sustaining capital	63	60	17
Capitalized operations	19	32	37
Total Long Lake Project	102	572	865
Expenditures on future phases
Engineering and equipment	21	64	35
Resource acquisition and delineation	25	70	61
Total oil sands expenditures	148	706	961
Capitalized interest	29	139	130
Other capital expenditures	(19)	45	17
Total cash expenditures	158	890	1,108
Non-cash capital charges	-	11	1
Total capital expenditures	$158	$901	$1,109

For the year ended December 31, 2009 we incurred capital expenditures of $158 million. Phase 1 expenditures for Upgrader and SAGD of $20 million were primarily related to the construction and commissioning of the steam expansion project, which is substantially complete at year-end.

As with all SAGD projects, new well pads must be drilled and tied into the SAGD central facility in order to maintain production at design rates over the life of the Project.  In 2009, we had sustaining capital expenditures of $63 million related primarily to the optimization of the SAGD and Upgrader plants, resource delineation for future Phase 1 well pads, as well as completion of an additional SAGD well pad (first steam to these wells occurred during the fourth quarter of 2009).

Capitalized operations of $19 million relate to our share of Upgrader operations until April 1, 2009, the date we discontinued capitalizing Upgrader operations as the Upgrader was ready for its intended use.  These costs consist of labour, maintenance and other operating expenses for the first three start-up months of the Upgrader.

For the year ended December 31, 2009, we incurred expenditures of $21 million for engineering and $25 million for resource delineation for future phases.  Engineering progress will allow us to be in a position to sanction phase 2 of the Long Lake project in late 2011.  Resource delineation for future phases is for lease acquisitions and other delineation activities.

Capitalized interest for the year ended December 31, 2009 includes interest costs of $29 million until April 1, 2009 on the estimated portion of long term debt attributable to the Upgrader.  The reduction in other capital expenditures of $19 million relate to a reduction on the balance of Upgrader inventories and the write-off of previously capitalized transaction costs in connection with the working interest sale to Nexen.

Non-cash capital charges were nil for the year ended December 31, 2009 compared to $11 million in 2008.  Effective January 1, 2009 we retroactively adopted CICA Handbook section 3064 “Goodwill and Intangible Assets”, which resulted in previously capitalized gains and losses related to the translation of our U.S. dollar debt as well as unrealized gains and losses related to certain financial derivatives associated with our debt to no longer meet the criteria for capitalization in 2009.

SELECTED ANNUAL INFORMATION

In millions (except per share amounts)	2009	2008	2007
Total revenue	$144	$198	$-
Net (loss) earnings	(306)	(477)	151
Net (loss) earnings per share, basic and diluted	(1.28)	(2.43)	0.77
Total assets	3,824	4,472	4,002
Total long-term liabilities	2,300	2,656	1,861

In 2008, revenue was mainly attributable to the sale of PSH after July 1, 2008, the date we determined the SAGD facility to be ready for its intended use.  In 2009, revenue was comprised of sales of PSH for the entire year as well as sales of PSCTM after April 1, 2009, the date we determined the Upgrader to be ready for its intended use.  A portion of the decrease was due to the change in OPTI’s working interest from 50% in 2008 to 35% in 2009.

Earnings (loss) have been influenced by fluctuating foreign exchange translation gains and losses primarily related to re-measurement of our U.S. dollar denominated long-term debt, fluctuating realized and unrealized gains and losses on hedging instruments, and fluctuating future tax expense.   During 2007, we had a foreign exchange translation gain of $235 million and a $61 million unrealized loss on hedging instruments.  During 2008, we recorded a before tax impairment of assets as a result of our working interest sale of $369 million and a total future tax recovery of $116 million. In addition, we had a $373 million foreign exchange translation loss, a $160 million unrealized gain on hedging instruments and a $116 million realized gain on hedging instruments.  Also in 2008, we commenced recognition of revenue and operating expenses associated with early stages of SAGD operation.  During 2009, we had a net field operating loss of $118 million, a $294 million foreign exchange translation gain, a $234 million unrealized loss on hedging instruments, a $40 million realized gain on hedging instruments and a future tax expense of $72 million.

Total assets increased in 2008 from 2007 as a result of expenditures on the Project and future phase development offset by the asset impairment at December 31, 2008.  Our total assets have decreased in 2009 as a result of the proceeds from the asset sale in January 2009 offset by capital expenditures on the Project and future phase development.  The increase in long-term financial liabilities from 2007 to 2008 was a result of weaker Canadian dollar increasing the measurement on our U.S. dollar denominated debt and borrowings under our revolving credit facility.  Increases in long-term financial liabilities in 2009, are a result of the new US$425 million First Lien Notes issued November 20, 2009 offset by a stronger Canadian dollar decreasing the measurement amount of our U.S. dollar denominated debt and payments to reduce the balance of our revolving credit facility.

SUMMARY FINANCIAL INFORMATION

	2009				2008
In millions (except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$43	$38	$34	$29	$69	$126	$-	$-
Net earnings (loss)	(212)	12	(9)	(97)	(410)	(32)	(29)	(6)
Earnings (loss) per share, basic and diluted	$(0.75)	$0.04	$(0.04)	$(0.50)	$(2.09)	$(0.16)	$(0.14)	$(0.03)

The disclosure and analysis with respect to summary financial information has been updated to reflect the retroactive adoption of CICA Handbook section 3064 “Goodwill and Intangible Assets” on January 1, 2009.

Prior to the third quarter of 2008, earnings have been influenced by fluctuating foreign exchange translation gains and losses primarily related to re-measurement of our U.S. dollar denominated long-term debt, fluctuating realized and unrealized gains and losses on hedging instruments, and fluctuating future tax expense.

During the third quarter of 2008, we had a $64 million unrealized gain on hedging instruments.  In the third and fourth quarters of 2008, we generated revenue and incurred operating expenditures associated with early stages of SAGD operation.  During the fourth quarter of 2008, we had a pre-tax asset impairment for accounting purposes related to our working interest sale of $369 million and a future tax expense recovery of $116 million, primarily related to this impairment, as well as a $254 million foreign exchange translation loss and $105 million realized gain and a $28 million unrealized gain on hedging instruments.

Operations during 2009 represent initial stages of operation at relatively low operating volumes and our operating results associated with these activities are expected to improve as SAGD production increases and the Upgrader produces higher volumes of PSCTM.  Refer also to explanations in results of operations regarding realized and unrealized gains and losses related to foreign exchange translation and hedging instruments.

Net loss of $97 million in the first quarter of 2009 was associated with operating expenses in the early stages of SAGD operations that are operating at relatively low volumes which lead to a net field operating loss of $31 million.  In addition, we had a $75 foreign exchange loss offset by a net realized and unrealized gain on hedging instruments of $46 million.  Net earnings of $12 million in the third quarter of 2009 are primarily due to a $162 foreign exchange translation gain, which was offset by unrealized losses on hedging instruments related to our foreign exchange and commodity hedges and our net field operating loss. The net loss of $212 million, in the fourth quarter for 2009 includes an operating loss  of $21 million, interest expense of $43 million, financing charges of $17 million, an unrealized loss on our hedges of $36 million offset by a foreign exchange gain of $36 million, $12 million for G&A and depletion and  depreciation and a future tax expense of $119 million that resulted from the recognition of a valuation allowance against our entire future tax asset.

During the third quarter of 2009, OPTI issued 85.7 million common shares increasing the total issued and outstanding shares from 196 million to 282 million.  This reduces our earnings or loss per share by approximately 30% in the third and fourth quarter of 2009.

SHARE CAPITAL
At January 31, 2010, OPTI had 281,749,526 common shares and 5,512,216 common share options outstanding, of which 2.2 million common share options have an exercise price of less than $5.00 per share. The common share options have a weighted average exercise price of $6.90 per share.  At January 31, 2010, OPTI’s fully diluted shares outstanding were 286,901,742.

LIQUIDITY AND CAPITAL RESOURCES
At December 31, 2009, we had approximately $548 million of financial resources, consisting of $358 million of cash on hand and a $190 million undrawn revolving credit facility.   Our cash and cash equivalents are invested exclusively in money market instruments issued by major Canadian banks.  Our long-term debt currently consists of US$1,750 million of Secured Notes and US$425 million First Lien Notes (collectively, our “Senior Notes”) and a $190 million undrawn revolving credit facility.

Expected cash outflows in 2010 include a capital budget of $119 million, primarily directed toward sustaining capital at the Long Lake project. Additionally, OPTI will incur interest payments of US$180 million this year.  Our financial resources will also be affected by net field operating margin. Our net field operating margin was a loss of $118 million in 2009.  In order for the net field operating margin to become positive in 2010, some or all of the following will be required: a significant increase in bitumen volumes; stable or increasing on-stream factor; stable or increasing commodity prices (in particular, WTI); a PSC™ yield approaching our design rate of 80%; and stable operating costs.  In part based on our expectation of a significant increase in bitumen production, we expect our financial resources are sufficient to meet our obligations through 2010.

OPTI intends to extend our foreign exchange forward contracts past their current short term maturity dates.  If the contracts cannot be extended the cash settlement will be a function of the foreign exchange rate in effect at the maturity date. At the year end 2009 foreign exchange rate of CAD$1.00 to US$0.95, the cash settlement would have been $115 million.  The actual future cash settlement could be materially different, as a $0.01 change in the foreign exchange rate will affect this obligation by $9 million.

For the year ended December 31, 2009, cash used by operating activities was $226 million, cash used by financing activities was $74 million and cash provided by investing activities was $454 million. These changes, combined with a loss on our U.S. dollar denominated cash of $13 million, resulted in an increase in cash and cash equivalents during the period of $141 million.

During 2009, we used our existing cash, proceeds from our working interest sale to Nexen, net proceeds from our equity issuance and US$425 million First Lien Note issuance to repay our revolving credit facility, interest on our Senior Notes and to fund our capital expenditures and start-up activities.  In 2010, existing cash and our undrawn revolving credit facility is expected to fund our expenditures.

We have initiated a process to explore strategic alternatives for enhancing shareholder value.  This process is designed to assess a range of strategic alternatives that may include capital markets opportunities, restructuring the current credit facility, asset divestitures, and/or a corporate sale, merger or other business combination.  A primary objective of this process is to reduce our overall leverage and position the Company for future phase development.  If a transaction is completed in 2010, it would be expected to have a material impact on our liquidity and capital resources. There can be no assurance that any transaction will occur or, if a transaction is undertaken, as to its terms or timing.

Our rate of production increase will have a significant impact on our financial position through 2010 and beyond.  Our net field operating margin in the fourth quarter and for the year ending 2009 is a loss.  It is important for our business to increase production to a point where we generate positive net field operating margins.  Failure to improve bitumen production rates, and ultimately PSCTM sales, will result in continued net field operating losses and difficulty in obtaining new sources of debt and equity.  If production levels and rates of increase in 2010 are less than expected, we may determine that we require additional capital to maintain adequate liquidity.

We have mitigated our exposure to commodity pricing as we have hedged 3,000 bbl/d with fixed price swaps at strike prices between US$64 and US$67 per barrel (risks associated with our hedging instruments are discussed in more detail under “Financial Instruments”).   The majority of our operating and interest costs are fixed. Aside from changes in the price of natural gas, our operating costs will neither decrease nor increase significantly as a result of fluctuations in WTI prices other than with respect to royalties to the Provincial Government of Alberta, which increase on a sliding scale at WTI prices higher than CDN$55/bbl.

The total debt to capitalization covenant in our revolving credit facility requires that we do not exceed a ratio of 70 percent, as calculated on a quarterly basis.  The covenant is calculated based on the book value of debt and equity. The book value of debt is adjusted for the effect of any foreign exchange derivatives issued in connection with the debt that may be outstanding.  Our book value of equity is adjusted to exclude the $369 million increase to deficit as a result of the asset impairment associated with the working interest sale to Nexen and the $85 million increase to the January 1, 2009 opening deficit as a result of new accounting pronouncements effective on that date.  At December 31, 2009, this means for the purposes of this covenant calculation that our debt would be increased by the amount of our foreign exchange forward liability in the amount of $115 million and our deficit would be reduced by $455 million. With respect to U.S. dollar denominated debt, for purposes of the total debt to capitalization ratio, the debt is translated to Canadian dollars based on the average exchange rate for the quarter. The total debt to capitalization is therefore influenced by the variability in the measurement of the foreign exchange forward, which is subject to mark to market variability and average foreign exchange rate changes during the quarter.

In respect of each new borrowing under the $190 million revolving credit facility, we must satisfy certain conditions precedent prior to making a new borrowing.  These include a confirmation that the representations and warranties in our loan documents are correct on the date of the new borrowing, that no event of default has occurred and that there has not been a change or development that would constitute a material adverse effect.

With respect to our Senior Notes, the covenants are in place primarily to limit the total amount of debt that OPTI may incur at any time. This limit is most affected by the present value of our total proven reserves using forecast prices discounted at 10 percent.  Based on our 2009 reserve report, we have sufficient capacity under this test to incur additional debt beyond our existing $190 million revolving credit facility and existing Senior Notes. Other leverage considerations, such as debt restrictions under the Senior Notes and $190 million revolving credit facility, are expected to be more constraining than this limitation.

We have annual interest payments of US$38 million each year until maturity of the US$425 million First Lien Notes in 2012 and annual interest payments of US$142 million each year until maturity of the US$1,750 million Secured Notes in 2014. On a long term basis, we estimate our share of capital expenditures required to sustain production of Phase 1 at or near planned capacity for the Project will be approximately $60 million per year prior to the effects of inflation. We expect to fund these payments from future operating cash flow and from existing financial resources.  The development of future phases will require significant financial resources.  We may require additional financial resources to develop such phases.

Access to capital markets for new equity and debt improved considerably during 2009. However, there can be no assurance that these positive market conditions will continue nor that they will provide a constructive market for OPTI to access additional capital if we are required to do so.  Delays in ramp-up of SAGD production, operating issues with the SAGD or Upgrader operations or deterioration of commodity prices could result in additional funding requirements earlier than we have estimated.  Should the Company require such funding, it may be difficult to obtain such financing.

CREDIT RATINGS
OPTI maintains a company rating and a rating for its revolving credit facility and Senior Notes with Moody’s Investor Service (Moody’s) and Standard and Poors (S&P).  Please refer to the table below for the respective ratings.

	Moody's	S&P
OPTI Corporate Rating	Caa2	B -
Revolving Credit Facility	B1	B+
First Lien Notes - $425 million	B2	B+
Secured Notes - $1,000 million	Caa3	B
Secured Notes - $750 million	Caa3	B

Moody’s assigned a B2 rating to the US$425 million notes and a B1 rating to the revolving Credit Facility.  Moody’s lowered the ratings on the 8.25% and 7.875% notes from Caa1 to Caa3 and OPTI’s corporate rating from Caa1 to Caa2.   The outlook remains negative according to Moody’s.

S&P assigned a B+ rating to the US$425 million notes and a B+ rating to the Revolving Credit Facility.  The ratings on the 8.25% and 7.875% notes remain at B and OPTI’s corporate rating at B-.  S&P removed ratings from Credit Watch with negative implications.  The outlook remains negative according to S&P.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS
During the year ended December 31, 2009, our long term debt decreased by $345 million due to the repayment of our revolving credit facility, as well as due to a lower Canadian dollar equivalent amount for our Senior Notes (principal and interest) due to a stronger Canadian dollar offset by the addition of US$425 million First Lien Notes.

The following table shows our contractual obligations and commitments related to financial liabilities at December 31, 2009.

In $ millions	Total	2010	2011 – 2012	2013 – 2014	Thereafter
Accounts payable and accrued liabilities(1)	$68	$68	$-	$-	$-
Long-term debt (Senior Notes - principal)(2)	2,286	-	447	1,839	-
Long-term debt (Senior Notes - interest)(3)	719	192	378	149	-
Capital leases(5)	68	3	6	6	53
Operating leases and other commitments(5)	71	10	20	15	26
Total commitments	$3,212	$273	$851	$2,009	$79

Notes:
(1)	Excludes accrued interest expense related to the Senior Notes.
(2)	Consists of principal repayments on the Senior Notes, translated into Canadian dollars using an exchange rate of CDN$1.05 to US$1.00 at December 31, 2009.
(3)	Consists of scheduled interest payments on the Senior Notes, translated into Canadian dollars using an exchange rate of CDN$1.05 to US$1.00 at December 31, 2009.
(4)
At December 31, 2009, we have an undrawn $190 million revolving credit facility. We are contractually obligated for interest payments on borrowings and standby charges in respect to undrawn amounts under the revolving credit facility, which are not reflected in the above table as amounts cannot reasonably be estimated due to the revolving nature of the facility and variable interest rates.  Such amounts are not material relative to our other commitments.

(5)	Consists of our share of future payments under our product transportation agreements with respect to future tolls during the initial contract term.

CONFERENCE CALL
OPTI Canada Inc. will conduct a conference call at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time) on Tuesday, February 9, 2010  to review the Company’s year end 2009 financial and operating results.  Chris Slubicki, President and Chief Executive Officer, and Travis Beatty, Vice President, Finance and Chief Financial Officer, will host the call.  To participate in the conference call, dial:

(888) 231-8191                                (North American Toll-Free)
(647) 427-7450                                (Alternate)

Please reference the OPTI Canada conference call with Chris Slubicki when speaking with the Operator.

A replay of the call will be available until February 23, 2010, inclusive.  To access the replay, call (416) 849-0833 or (800) 642-1687 and enter passcode 54959996.

This call will also be webcast, and can be accessed on OPTI Canada's website under "Presentations and Webcasts" in the "For Investors" section. The webcast will be available for replay for a period of 30 days. The webcast may alternatively be accessed at:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2955920.

ABOUT OPTI
OPTI Canada Inc. is a Calgary, Alberta-based company with a 35% working interest in the Long Lake Project, which is operated by Nexen. The first phase of the Project consists of 72,000 bbl/day of SAGD (steam assisted gravity drainage) oil production integrated with an upgrading facility that uses OPTI's proprietary OrCrudeTM process and commercially available hydrocracking and gasification technologies. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. The Project is expected to produce 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude with low sulphur content, making it a highly desirable refinery feedstock. OPTI's common shares trade on the Toronto Stock Exchange under the symbol OPC.

FORWARD-LOOKING INFORMATION
All amounts are in Canadian dollars unless speciﬁed otherwise.  Certain statements contained herein are forward-looking statements, including, but not limited to, statements relating to: the expected production performance of the Long Lake Project (the Project); OPTI Canada Inc.'s other business prospects, expansion plans and strategies; the cost, development and operation of the Long Lake Project and OPTI's relationship with Nexen Inc. ; OPTI's financial outlook, including the estimate of the netback for Phase 1 of the Project; OPTI's anticipated financial condition and liquidity over the next 12 to 24 months; and our estimated future tax asset. Forward-looking information typically contains statements with words such as “intends,” "anticipate," "estimate," "expect," "potential," "could," “plan” or similar words suggesting future outcomes. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information.  Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct.  Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information.  The forward-looking statements are based on a number of assumptions that may prove to be incorrect.  In addition to other assumptions identified herein, OPTI has made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project;  the ability of the Long Lake Project joint venture partners to obtain equipment, services and supplies, including labour, in a timely and cost-effective manner; the availability and costs of financing; oil prices and market price for the PSC™ output of the OrCrude™ Upgrader; foreign currency exchange rates and hedging risks.  Other specific assumptions and key risks and uncertainties are described elsewhere in this document and in OPTI's other filings with Canadian securities authorities.

Readers should be aware that the list of assumptions, risks and uncertainties set forth herein are not exhaustive.  Readers should refer to OPTI's current Annual Information Form (AIF), which is available at www.sedar.com, for a detailed discussion of these assumptions, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.

Reserve and Resource Estimates: The estimates of bitumen resources and bitumen, PSCTM and butane reserves contained herein are forward-looking statements. The estimates are based upon a number of factors and assumptions made as of the date on which the reserve and resource estimates were determined, such as geological and engineering estimates which have inherent uncertainties, the assumed effects of regulation by government agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. The estimates contained herein with respect to reserves and resources that may be developed and produced in the future have been based upon volumetric calculations and upon analogy to similar types of reserves and resources, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves and resources based upon production history will result in variations, which may be material, in the estimated reserves and resources.

Additional information relating to our Company, including our AIF, can be found at www.sedar.com.

For more information contact:
OPTI Canada Inc.
(403) 249-9425